UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number: 0-14939 America's Car-Mart, Inc. 401(K) Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car Mart, Inc. 1805 N 2nd St STE 401
Rogers, AR 72756
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:
Report of Independent Registered Public Accounting Firm Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2025 and 2024
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2025
Notes to Financial Statements

Supplemental Schedules:
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, Year ended December 31, 2025
Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2025

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee America's Car Mart, Inc. 401(k) Plan
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of America's Car Mart, Inc. 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of delinquent participant contributions and of assets (held at end of year) as of or for the year ended December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2007.

/s/ HoganTaylor LLP

Tulsa, Oklahoma June 26, 2026

AMERICA'S CAR MART, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets:
Cash, non-interest bearing	$9,057	$130

Investments, at fair value	$26,554,054	$23,207,786

Receivables:
Participant contributions	$189,230	$146,699
Employer contributions	$58,682	$54,967
Notes receivable from participants	$1,577,035	$1,483,756
Accrued interest and dividends	$3,561	$5,445

Total receivables	$1,828,508	$1,690,867

Total assets	$28,391,619	$24,898,783

Net assets available for benefits	$28,391,619	$24,898,783

See accompanying notes.

AMERICA'S CAR MART, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2025
Additions to net assets attributable to:
Investment income	$2,953,255
Net appreciation in fair value of investments	$348,020

Net investment income	$3,301,275

Interest income on notes receivable from participants	$141,212

Contributions:
Participants	$4,089,677
Employer	$1,317,290
Rollovers	$70,861

Total contributions	$5,477,828

Net additions	$8,920,315

Deductions from net assets attributable to:
Benefits paid to participants	$5,294,444

Net increase	$3,625,871

Transfers from Colonial Auto Finance, Inc. 401(k) Plan	$455,662
Transfers to Colonial Auto Finance, Inc. 401(k) Plan	$(588,697)

Net assets available for benefits, beginning of year	$24,898,783

Net assets available for benefits, end of year	$28,391,619

See accompanying notes.

AMERICA'S CAR MART, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Note 1 – Description of Plan

America's Car Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car Mart, Inc. 401(k) Plan (the “Plan”). The following description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established for the benefit of the employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by a committee appointed by the Company. BOKF, NA (the “Trustee”) serves as the trustee of the Plan, processes and maintains the records of the participant data and holds the Plan assets.
Eligibility

Employees of the Company are eligible to participate in the Plan and make salary reduction contributions immediately following the latter of their employment commencement date or the day they reach 21 years of age and are enrolled in the Plan immediately upon eligibility.
Contributions

Participants may contribute up to the maximum annual dollar amount permissible under the Internal Revenue Code (the Code). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, collective trust funds, and Company common stock as investment options for participants.

Under the automatic enrollment feature, participant contributions are initially invested in an American Funds Target Date Fund based on the participant's birth date at the time of the first deferral contribution if no investment direction is made by the participant. Eligible employees who do not want to make a contribution may elect to opt out of automatic enrollment, or they may elect a different contribution percentage.

Effective October 1, 2025 and for each October 1 thereafter, all Participants without an existing affirmative election or whose affirmative election (including 0%) is less than the 5% automatic enrollment amount will have their election expire each year and will be subject to the initial 5% automatic enrollment rate unless they make a subsequent affirmative election and will be subject to future expiration if less than 5%. Prior to October 1, 2025, the automatic enrollment rate was set at 4%.

The Plan also provides for discretionary Employer matching contributions, subject to limitations under the Code. Employees of the Company who have completed one year of service are eligible to receive matching contributions. A year of service is defined as a 12-consecutive month period in which an employee has 1,000 or more hours of service. For the year ended December 31, 2025, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 6% of qualifying participant's compensation. Employer matching contributions are based on deferrals made each pay period.
Additional amounts may be contributed by the Employer under the Plan's profit sharing provisions at the discretion of the Board of Directors of the Company. In order to be eligible to receive an allocation of Employer profit sharing contributions, participants must complete a year of service, work 1,000 hours during the Plan year, and be employed on the last day of the Plan year, unless termination is due to death, disability or retirement. Allocations of profit sharing contributions are based on the proportion of each participant's compensation to the total of all participants' eligible compensation, as defined in the Plan document. There were no discretionary profit sharing contributions made for the year ended December 31, 2025.

Vesting

Participants are immediately vested in their contributions plus or minus any actual earnings or losses thereon. Vesting in Employer contributions is based upon years of service according to the following schedule:

Vesting
Years of service	percentage
Less than one year	—%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death. Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of
$50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding balance of the loan on the date of the loan, or 50% of their vested account balance. Loan terms are not to exceed five years, unless the loan is for a primary residence, in which case the term for repayment may not exceed 15 years. Loans are secured by the balance in the participant's account and bear interest at rates that range from 5.25% to 10.50%, which is based on the prime rate plus two percent on the date of origination. Only one loan may be outstanding at any given time. Principal and interest are paid ratably through payroll deductions.

Forfeitures
Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming fully vested may be used to restore participant accounts, reduce Employer matching contributions, pay Plan administrative expenses, or may be reallocated to participant accounts as an additional Employer contribution. During 2025, forfeitures in the amount of $190,294 were used to reduce Employer matching contributions. The Plan had $2,645 and $147 in unallocated forfeitures as of December 31, 2025 and 2024, respectively.
Participant accounts
Each participant's account is credited with the participant contributions, Employer matching contributions, and allocations of Employer profit sharing contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits
Upon retirement, termination, disability, or death, a participant, or his or her beneficiary in the event of death, may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan allows hardship withdrawals, subject to account balance limits and applicable laws. Participants who were automatically enrolled in the Plan have the option to withdraw their deferrals without penalty within 90 days of their automatic enrollment date.
Upon employee termination, mandatory distributions are required for balances of less than $7,000. Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Plan Administrator.
Administrative expenses
The Plan allows administrative expenses to be paid from the Plan's assets. Investment expenses netted against investment income represent amounts associated with the net expense ratios of the investments in the Plan’s fund lineup.
Note 2 – Summary of Significant Accounting Policies
Basis of accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based on the terms of the Plan.

Contributions
Participant contributions and the related Employer matching contributions are recorded in the year in which the participant deferrals are withheld from compensation. Employer profit sharing contributions are recorded as contributions once approved by the Company’s board of directors for the respective Plan year.

Payment of benefits
Benefits are recorded when paid. There were no benefit payments requested before year end that were not paid.
Note 3 – Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:
-    Quoted prices for similar assets or liabilities in active markets
-    Quoted prices for identical or similar assets or liabilities in inactive markets
-    Inputs other than quoted prices that are observable for the asset or liability
-    Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2025 and 2024. During the year ended December 31, 2025, there were no transfers of financial instruments into or out of Level 3. The Plan held no Level 3 assets as of December 31, 2025 or 2024.
Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.
Company common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Collective trust funds: Stated at fair value as determined by the issuer of the collective trust funds based on the fair market value of the underlying investments, which is valued at the NAV of units of the collective trust funds less its liabilities. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no restrictions on redemptions from the collective trust funds, and there are no unfunded commitments as of December 31, 2025 or 2024. Participant transactions (purchases and sales) may occur daily.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

		Fair Value Measurement at the End of the
		Reporting Period Using
	December 31, 2025	(Level 1)	(Level 2)	(Level 3)

Company common stock	$583,074	$583,074	$—	$—
Mutual funds	$25,585,153	$25,585,153	$—	$—
Collective investment funds measured at NAV*	$385,827	$—	$—	$—

Total investments	$26,554,054	$26,168,227	$—	$—

		Fair Value Measurement at the End of the
		Reporting Period Using
	December 31, 2024	(Level 1)	(Level 2)	(Level 3)

Company common stock	$1,102,533	$1,102,533	$—	$—
Mutual funds	$21,578,570	$21,578,570	$—	$—
Collective investment funds measured at NAV*	$526,683	$—	$—	$—

Total investments	$23,207,786	$22,681,103	$—	$—

*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been categorized in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Note 4 – Risks and Uncertainties
The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 2.1% and 4.4% of the Plan's net assets were invested in Company common stock as of December 31, 2025 and 2024, respectively. The underlying value of the Company common stock is impacted by the financial condition and performance of the Company, and other factors. As of December 31, 2025 and 2024, the closing market price per share of the Company's common stock as reported on the Nasdaq Stock Market was $25.26 and $51.25, respectively.

Note 5 – Party-in-Interest Transactions
All collective trust funds are managed by BOKF, NA. Transactions with such funds qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments.

Certain administrative expenses incurred in connection with the Plan are paid by the Company. In 2025, the Company paid approximately $201,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.
The Plan assets as of December 31, 2025 and 2024, also include 23,083 and 21,513 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $583,074 and $1,102,533 respectively. The Company is the Plan Sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions. Investment in Company common stock is participant directed.
Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested in the Employer's contributions.

Note 7 – Tax Status
The Company has adopted a preapproved defined contribution plan (the Preapproved Plan) sponsored by the Trustee. The Internal Revenue Service has determined and informed the Preapproved Plan sponsor by a favorable opinion letter dated June 30, 2020, that the Preapproved Plan is designed in accordance with the applicable sections of the Code. The Preapproved Plan's opinion letter is being relied on by the Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code. The Plan Administrator had indicated it will take necessary steps, if any, to maintain the Plan’s tax-exempt status.

Note 8 – Transfers

The Company has a related finance company which maintains its own 401(k) plan. The two employer groups constitute an affiliated service group and, therefore, benefits in the plans do not become distributable and the unvested balance in the participant’s account is not forfeitable upon a participant’s transfer from one employer to the other. When a participant transfers from one employer to the other, any account balance is treated as a transfer between the plans.

Note 9 – Subsequent Events
The Plan Administrator has evaluated subsequent events through June 26, 2026, the date the financial statements were available to be issued. The Plan continues to maintain an investment in the Company's common stock. Due primarily to the overall decline in the market price of the Company's common stock since December 31, 2025, the fair value of the Plan's investment in the Company's common stock as of June 25, 2026, is $87,484, based on the closing market price per share of the Company's common stock of $3.79 as reported on the Nasdaq Stock Market on June 25, 2026.

AMERICA’S CAR MART, INC. 401(k) PLAN
SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: #71-0791606, Plan #001
Year ended December 31, 2025

Participant Contributions
		Transferred Late to Plan		Total that constitute nonexempt prohibited transactions
		Check Here if Late				Contributions	Contributions	Total Fully Corrected
	Plan	Participant		Contributions		Corrected	Pending	Under VFCP and PTE
	Year	Loan Payments are Included:		Not Corrected		Outside VFCP	Correction VFCP	2002-51
☑
**	2025	$13,931	(a)	$13,931	(a)	$—	$—	$—

(a) Participant contributions were remitted untimely during the year ended December 31, 2025. The Company will pay the lost earnings in 2026.

** Participant loans were remitted untimely and are included in the contribution amounts.

AMERICA'S CAR MART, INC. 401(k) PLAN
FORM 5500, SCHEDULE H – Part IV, LINE 4i
SCHEDULE OF ASSETS (Held at End of Year)
EIN: #71-0791606, Plan #001
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	Capital Group	American Funds 2050 Target Date Retirement Fund	**	$5,013,048
	Capital Group	American Funds 2040 Target Date Retirement Fund	**	$4,747,471
	Capital Group	American Funds 2030 Target Date Retirement Fund	**	$4,242,754
	Capital Group	American Funds 2060 Target Date Retirement Fund	**	$3,243,881
	Fidelity	Fidelity Large Cap Growth Index Fund	**	$1,658,880
	Fidelity	Fidelity Total Market Index Fund	**	$1,325,272
	Capital Group	American Funds 2020 Target Date Retirement Fund	**	$1,301,474
	Vanguard	Vanguard Federal Money Market Fund	**	$860,234
*	America's Car-Mart, Inc.	America's Car-Mart, Inc. Common Stock Fund	**	$583,074
	Allspring Global Investments	Allspring Special Large Cap Value Fund	**	$562,929
	Fidelity	Fidelity Mid Cap Growth Index Fund	**	$524,241
	Capital Group	American Funds 2065 Target Date Retirement Fund	**	$466,099
	Allspring Global Investments	Allspring Special Mid Cap Value CIT Fund	**	$385,827
	J O Hambro Capital Management	JOHCM International Opportunities Fund	**	$359,634
	Capital Group	American Funds 2035 Target Date Retirement Fund	**	$181,568
	Capital Group	American Funds 2045 Target Date Retirement Fund	**	$175,978
	Fidelity	Fidelity U.S. Bond Index Fund	**	$164,710
	Emerald Mutual Funds	Emerald Growth Fund	**	$159,057
	Fuller & Thaler Asset Management	Undiscovered Managers Behavioral Value Fund	**	$156,394
	Fidelity	Fidelity Global ex U.S. Index Fund	**	$110,859
	Capital Group	American Funds 2055 Target Date Retirement Fund	**	$90,075
	Vanguard	Vanguard Mortgage-Backed Securities Fund	**	$54,696
	Capital Group	American Funds 2010 Target Date Retirement Fund	**	$50,528
	Payden & Rygel	Payden Corporate Bond Fund	**	$46,081
	Artisan Partners	Artisan High Income Fund	**	$45,953
	Capital Group	American Funds 2070 Target Date Retirement Fund	**	$20,212
	Capital Group	American Funds 2025 Target Date Retirement Fund	**	$10,296
	RBC Global Asset Management	RBC Emerging Markets Equity Fund	**	$6,947
	Cohen & Steers	Cohen & Steers Real Estate Securities Fund	**	$4,388
	Capital Group	American Funds 2015 Target Date Retirement Fund	**	$1,493

	Total investments			$26,554,054

*	Notes receivable from participants	Loans to participants, interest rates at 5.25% to 10.50%, with various maturities		$1,577,035

	Total per net assets			$28,131,089

	* Issuer is a party-in-interest to the Plan
	** Column (d) cost information not required as accounts are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of America's Car Mart, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 26, 2026                        AMERICA'S CAR MART, INC. 401(K) PLAN

By: /s/ Jonathan Collins
Jonathan Collins
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of HoganTaylor LLP, Independent Registered Public Accounting Firm